UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-14749

Rocky Mountain Chocolate Factory, Inc.

(Exact name of registrant as specified in its charter)

 265 Turner Drive

Durango, CO 81303

(949) 579-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $0.03 par value per share

(including associated Preferred Share Purchase Rights)

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Rocky Mountain Chocolate Factory, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 2, 2015

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

By:	/s/ Bryan J. Merryman
Name:	Bryan J. Merryman
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer